

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 27, 2023

Aaron T. Ratner
Chief Executive Officer
Clean Earth Acquisitions Corp.
12600 Hill Country Blvd, Building R, Suite 275
Bee Cave, Texas 78738

> **Re: Clean Earth Acquisitions Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 6, 2023**
> **File No. 001-41306**

Dear Aaron T. Ratner:

   We have reviewed your filing and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

Q: What happens if the business combination is approved..., page xxii

1.   We note your disclosure on page 225 that, in October 2023, the Company approved the issuance by one of its US subsidiaries of secured debt in the principal amount of $3,150,000 for an original purchase price of $2,205,000 and a maturity date of no later than June 30, 2024, and the holder of the note has also been granted the right to receive warrants, conditional upon, and only issued at, the close of the business combination to purchase up to (i) 100,000 shares of common stock of Clean Earth Acquisitions Corp. at an exercise price of $11.50 per share and having a 5-year term, and (ii) 300,000 shares of common stock of Clean Earth Acquisitions Corp. at an exercise price of $0.01 per share and having a 3-year term. Please revise your table presenting possible sources of dilution to reflect the dilutive impact of these warrants. Also revise your risk factor on page 43 relating to the dilutive impact of outstanding warrants to include these warrants.

Risk Factors, page 29

2.   We note your disclosures on page 29 regarding the potential extension of the temporary

waiver of covenant violations of your Solis Bonds and related extension of the repayment date of such bonds to December 16, 2023. Since the October 16, 2023 date by which you expected the bondholders to vote on the extension has now past, please update the status of the Solis Bond Extension to reflect the current status of the waiver here and throughout your Proxy.

## Conflicts of Interest, page 180

3. We note your disclosure on page 180 that, in March 2023, a wholly owned subsidiary of Alternus approved the issuance of a convertible promissory note to an advisor to the Company's Board, reflecting $922 thousand of secured convertible debt in three tranches of $271 thousand, $271 thousand and $380 thousand and carrying a 14% annual interest rate. Please revise to disclose the maturity date for this note and the principal amount currently outstanding under the note.

## Clean Earth's Management's Discussion and Analysis of Financial Condition and Results of Operations
## Overview, page 183

4. Please revise to also disclose the material terms of the revised Business Combination Ageeement.

## Special Note Regarding Forward-Looking Statements, page 183

5. We note your disclosure that certain statements are forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Exchange Act, as amended. Please revise to include language acknowledging the legal uncertainty of the availability of the safe harbor in the context of a SPAC business combination.

## Financial Statements
## Unaudited Financial Statements of Clean Earth Acquisitions Corp. for the Quarter Ended June 30, 2023
## Note 4. Related Party Transactions
## Unvested Founder Shares, page F-18

6. You disclose on pages F-18 and F-41 that pursuant to the letter agreement, a total of 2,167,000 Founder Shares will be considered newly unvested shares upon completion of the Business Combination. We note that elsewhere throughout the filing including on pages xii, xv, xx, xxii, xxiii, 5, 11, 40, 45, 79, 80, 179, 257, 259 and 260, you disclose that a total of 2,555,556 Founder Shares will be unvested. Please revise as appropriate or explain to us why no revision is required.

Unaudited Financial Statements of Alternus Energy Group PLC for the Quarter Ended June 30, 2023

Note 2. Going Concern and Management's Plan, page F-98

7.    In the second paragraph of Note 2 you disclose that you had accumulated shareholders' equity/(deficit) of ($28.4) million as of June 30, 2023 and ($20.8) Million at December 31, 2022. However, your accumulated deficit was ($82.2) million as of June 30, 2023 and ($72.0) million as of December 31, 2022. The amounts you disclose appear to represent your total shareholders' equity (deficit) rather than your accumulated deficit. Please revise as appropriate.

Note 13. Green Bonds, Convertible and Non-convertible Promissory Notes, page F-113

8.    Please revise your five-year debt maturities schedule to reflect the fact that the Green Bonds are expected to be repaid during the remainder of 2023. Also revise the amount of gross debt in this maturity schedule to agree with the amount of total debt at June 30, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sondra Snyder at 202-551-3332 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner at 202-551-6548 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:    Ben Smolij, Esq.